
THE
SMART
TIRE COMPANY

INVEST IN **THE SMART TIRE COMPANY**

Disrupting $500B Tire Market w/ NASA; TIME Best Inventions of Year

smarttire.com Akron, OH

Technology B2B Hardware B2C Minority Founder

Highlights

1. NASA Lead w/ $15M Investment into this Technology
2. Hyundai/Kia Motors Collaboration

3. $32M Revenue Projection < 2026 (not guaranteed)

4. Fortune 500 Aerospace Clients

5. 25,000+ Customer Waiting List

6. Multiple Issued Patents & Trademarks

7. EPA Grant for Sustainable Tire Solutions

8. Made in the USA + Space Act Agreement with NASA

Featured Investors

Bill L
Syndicate Lead

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Invested $50,000

I've been an SW/IT Engineer and stay-at-home dad. Now I'm a community volunteer, philanthropist and investor.

"When I first learned of shape memory alloys over twenty years ago, I thought they had a lot of potential. So, when I saw that SMART Tire was opening a crowdfunding round, I thought it was a great opportunity to invest in the technology. The potential for increased safety (no flats), environmental benefits (tire waste, rolling efficiency), and a huge market opportunity make it a compelling choice for me personally. The intellectual property, industry recognition and industry partnerships that SMART Tire has developed provide compelling market differentiation and competitive advantage. Over the last four years, the management team has demonstrated their ability to utilize resources prudently and to meet milestones which gives me confidence that this company has what it takes to succeed. By way of background, I'm

a retired software engineer with degrees in computer science, mathematics and statistics. I'm not a tech option millionaire, but I am frugal and have saved and invested over the years. I've done well enough that I can do some private investments with the goal of doing good while hopefully doing well. I'm willing to invest some of those hard earned savings into SMART Tire and I hope you will to join me in helping make their vision a reality."

Other investors include Angela Helin & 3413 more

Our Team



Earl Cole CEO

NASA Startup Studio Winner. Techstars mentor, Stanford & University of Washington business program mentor, worked with mega brands @Disney, @Honda, @Google. Proud father, serial entrepreneur and 1st unanimous Survivor champion.

Pneumatic (air-filled) tires haven't changed much in 100 years. However, NASA has been working for decades developing new tire technologies for outer space. Our mission is to bring this space age innovation back down to earth, as we usher in a new era of electric and autonomous vehicles. Safer, cleaner transportation can impact all of our lives.



Brian Yennie CTO

NASA Startup Studio Winner. 3x cross-industry technical founder. Previously @IDEX, @Showroom, @Newzcard. Creator of first eco-friendly virtual world for kids.



James Benzing Chief Tire Engineer

40+ Years at Goodyear, Inventor on 50+ tire patents,



NASA Consultant, R&D 100 Award Winner ("The Oscars of Innovation")



Charles Weinberg, PhD Senior Mechanical Engineer

Shape Memory Alloy expert, PhD in Mechanical Engineering and semi-pro Ultimate Frisbee champion



William Farah, Esq. Legal Counsel

SOS Ventures (Legal Counsel), Director of First Step Foundation, Former ATP Pro

The SMART Tire Company, Inc.



YOUR LAST CHANCE TO INVEST!

YOUR LAST CHANCE TO INVEST!

The Vision

Tires are a **$300B+ global industry** locked into 100 year-old technologies that haven't changed much since the early 20th century (rubber tubes filled with air, prone to flats and blowouts). At **SMART Tire**, we believe airless tires made from space-age materials are the next big shift since electric vehicles began replacing gas-powered engines. Did you know the first electric vehicles date back to the 1800s, and the first tires were also airless? With shape memory alloys, both are now finally possible. The future has arrived! (a golden opportunity)



THE FACTS: The wear and tear of **car tires** generates almost **2,000 times more** particle pollution than modern car exhausts.

There are approximately **93 billion tires** in the world, different sizes on various vehicles, generating **hundreds of BILLIONS in revenue** for tire companies, but still getting flats and blowouts, where **4 billion end-of-life tires** are

buried in landfills and stockpiles worldwide. It's time to do something different and ***change the course*** that we're headed in as a planet (but still make billion$).

What is a SMART tire?

SMART: (**Shape Memory Alloy Radial Technology**) is a new category of tire made possible by a recently discovered class of materials called shape memory alloys ("SMA"). They require no pressurized air ("airless") but are unlike any other tire on the market today.

Instead of creating another "tire sensor technology" that simply monitors the performance and maintenance of tires, we decided to solve the problem all together, by ***reinventing the tire™*** with a completely new and more advanced technology - eliminating flats, dangerous blowouts, and the same old, dirty tire process, forever. The smarter AND cleaner choice.


Shape Memory Alloys: An Introduction
Alloys that have a "memory." These materials have the ability to remember and recover their original shapes with load or temperature.
SMAs exhibit a solid-to-solid, reversible phase transformation capable of storing over 30x the deformation that can be done in an elastic bond stretch.
Simplified 2D
Austenite
Martensite
NiTinol
Variant selection
Microstructure
Austenite
Martensite
Courtesy of A. Garg
How?
Bain strain → (lattice deformation)
Lattice invariant shear → (accommodation)
Inelastic deformation (transient twinning) → REVERSIBLE

The unique properties of SMAs, a nickel-titanium alloy, combined with our patented designs make them not just flat-free and low maintenance, but lightweight, high performance and sustainable.

1. **Lightweight** (many cases, even lighter than air-filled tires)
2. **Sustainable** (**50% rubber**, durable, fuel efficient, recyclable)
3. **Low rolling resistance** (SMA is extremely energy efficient)
4. **Safety** (no blowouts, never under-inflated)
5. **Feels** and rides just as smooth as a pneumatic tire

<u>Others:</u> The leading competitor in airless tires (Michelin Tweel/Uptis), by comparison is:

- Heavy, noisy and a poor shock absorber
- Made with unsustainable materials like synthetic rubber and plastics
- Higher rolling resistance
- Not strong or durable enough for trucks, airplanes or space
- A poor choice for bicycles, scooters, motorcycles
- Developing since 2009, still no mainstream applications



Michelin Uptis, an impractical flexible rubber tire

Hyundai/Kia + SMART Tire Collaboration

Hyundai is the world's third-largest carmaker by production, behind Toyota and Volkswagen. Hyundai's brand valuation was $23 billion in 2024 ($125B in revenue), which was a 63% increase over five years. As winners of the *Hyundai Accelerate the Future Challenge*, STC was invited to Hyundai Motor Group HQ in Seoul, South Korea in October of 2024, to present our new, airless car tire concept, with rave reviews. This included key meetings with the **CEO of Hyundai Motor Group**, the **CEO of Kia Motors**, the **CTO of Hyundai Innovation**, and the Head of their Aerospace & Robotics division.


Tires: A Very Important Part of the
$4.6 TRILLION
Global Automotive Industry


SMART.TIRES



SMART Tire CEO, Earl Cole, with CEO of Kia Motors, Song Ho-Sung


HYUNDAI CRADLE
CES
ZERO1NE
ZERO1NE-CRADLE @ CES 2025
TESOLLO

STC featured at Hyundai Innovation booth at CES 2025

Awards & Recognition

Technology is great, but is there interest & demand for your product? All STC coverage to-date is organic interest, and not the result of paid marketing.

Highlights include:

- Prime-time TV coverage on ABC, CBS News, NewsNation, The Weather Channel, TF1 (France's #1 network), El Hormiguero (#1 talk show, Spain)
- TIME Best Inventions 2023, 2x CES Innovation Awards
- Featured on TechCrunch, FastCompany, NY Times, LA Times, Popular Science, Car & Driver, Engadget, BBC, Mashable, Bicycling.com
- SMART Tires on loan to The Petersen Museum (LA), The Franklin Institute (Philadelphia), National Museum of Australia

- Exhibition by invitation only @ The Goodwood Festival of Speed (Future Lab) in the UK
- Over 30M+ video views on YouTube and TikTok

Patents & Intellectual Property

- *Spring tire wheel assembly with bump stop* (US20240066924A1, US11807053B2, WO2023147159A1)
- *Reinforcement of polymers with shape memory alloy elements* (US20230081635A1, WO2023043992A1)
- *Tire assembly with circumferential shape memory alloy configuration* (US20240116313A1 , WO2024137800A1)
- *Wheel and Tire* (EU 015003424-0001, 015003424-0002, 015003424-0003, UK 6243822, 6243823, 6243824, China 202230768761.7)
- Exclusive and commercial licenses with NASA for foundational tech (SMA tubular, Superelastic Tire)
- Premium domain names (smarttire.com, smart.tires, NASA.tires,)
- Registered Trademarks for *Reinventing the Wheel™, Reinventing the Tire™, Reimagining the Wheel®*
- Trade secrets (manufacturing of SMA tires & prime

- Trade secrets (manufacturing of SMA tires & prime NDAs)

US011807053B2

(12) **United States Patent**
Yennie et al.

(10) **Patent No.:** **US 11,807,053 B2**
(45) **Date of Patent:** **Nov. 7, 2023**

(54) **SPRING TIRE WHEEL ASSEMBLY WITH BUMP STOP**

(71) Applicant: **The SMART Tire Company Inc.**, Akron, OH (US)

(72) Inventors: **Brian Yennie**, Akron, OH (US); **Earl Cole**, Akron, OH (US); **Jim Benzing**, North Canton, OH (US)

(73) Assignee: **THE SMART TIRE COMPANY, INC.**, Akron, OH (US)

(56) **References Cited**

U.S. PATENT DOCUMENTS

1,142,279 A *	6/1915	Stephens	B60C 7/16	152/277
3,254,692 A *	6/1966	Georges	H01Q 3/18	152/340.1

(Continued)

FOREIGN PATENT DOCUMENTS

EP 2386420 B1 7/2013

$300B+ Global Market & Growing


How Big Is the
Tire Industry?
$300B+
TRUCKING
($100b)
35%
AGRICULTURE ($20b)
7%
TWO WHEEL ($20b)
7%
HEAVY INDUSTRY ($15b)
5%
Other ($10b)
4%
AUTOMOTIVE
($120b)
42%

As of 2025, here's where the top tire companies stand in terms of valuation (estimated net worth and market capitalization):

1. **Michelin** (France): $30.4B
2. **Bridgestone** (Japan): $28.9B
3. **Continental** (Germany): $14.3B
4. **Goodyear** (United States): $9.4B
5. **Pirelli** (Italy): $8.5B

Collectively, these five companies have a combined market value of over **$116 billion**. They've dominated the industry with conventional rubber tires for over 100 years—but they're now vulnerable to disruption from innovative technology companies like **The SMART Tire Company**.


Big Tire Business:
Buying, Selling & Money
2025, Sumitomo Tire and Rubber acquires Goodyear's Dunlop Tire brand for $701M in cash.
Goodyear Tire and Rubber Company acquired Cooper Tire & Rubber for $2.8B in cash and shares in June 2021.
Michelin acquired the off-road tire company, Camso Tire (heavy duty), for $1.45B in 2018.
2015, China National Chemical Corp. (ChemChina) bought a controlling interest in Pirelli Tire for $7.7B.
Michelin acquired BF Goodrich for approximately $1.5B in 1989.
Bridgestone of Japan purchased Firestone Tire and Rubber Company for $2.6B in 1988. The deal made Bridgestone the second-largest tire manufacturer in the United States.

Our Current Products

METL Bicycle Tire

Our best-known and award-winning product was selected for **TIME Best Inventions 2023** and currently has a waiting list of 25,000+ cyclists representing over $30M in potential launch sales. The world's first airless, ***re-treadable*** bicycle

tire (pre-SALES target met in just 15 minutes). It is expected to launch in 2025. All signups to-date are organic through our website and not through paid advertising.

TIME



METL tire featured in TIME Magazine


The SMART Tire Company's Airless Bicycle Tire
Watch later
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800-400-1610
Julia Boorstin
CNBC, Senior Media & Tech Reporter
Creator of CNBC #Disruptor50
Watch on YouTube

SMART Scooter Tire

Ride-share scooter fleets (**Lime**, **Bird**, **Lyft**, **Tier**, etc.) use millions of tires per year, with maintenance costs being their #1 pain point (punctures, slashes, under-inflation, etc.). STC has developed an alternative to both the solid and pneumatic tires used by various ride-share fleets globally, which will also be available for personal vehicles in 2025/26. A **smooth-riding**, flat-free, care-free, *airless* scooter tire that can handle urban and off-road usage. A more sustainable, safer

urban and off-road usage. A more sustainable, safer, economical, and differentiating approach to micro-mobility.


Ghost Tire
Watch later
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Watch on YouTube
SMOOTH-ON
Smooth-Cast

Lunar & Special Vehicle Tires

STC is a space tire provider to several companies planning trips to The Moon in the next 2-5 years. Our tires were publicly featured on a Leidos/NASCAR collaboration last year. We continue to work with NASA's **Artemis** and **CLPS** programs sending Lunar Terrain Vehicles (LTV) and rovers to the Moon.


leidos

NASCAR driver, Bubba Wallace, in Leidos rover featuring SMART tires



SMA tire testing at NASA Glenn Research Center

Sustainability

The global tire market is driven by growth in emerging markets, such as China and India, and the need for constant replacement tires in developed markets. The global tire industry faces challenges in dealing with the waste created by tires that reach the end of their life.

SMART tires could clean up one of the world's dirtiest industries by using less rubber, saving on fuel, and preventing tire waste.

Key Points:

1. **Billions of pounds of tire waste annually**
2. **Micro-plastics from tires: 10% of all ocean plastic pollution**
3. **STC awarded an EPA grant to investigate reuse of shape memory alloys**
4. **Runner up (mobility category), Green Awards 2023**

4. Runner-up (mobility category), Green Awards 2023

Details:

Did you know? Tires are one of the least sustainable, most polluting aspects of transportation. **According to the EPA:**

> ***"Billions of tires are produced each year and hundreds of millions of tires become waste", and "are a complex source of pollutants including whole tires, particles, compounds, and chemicals"***

Over the next 10-20 years the tire industry is projected to produce over a *trillion* pounds of waste.


PRODUCTION
Tires are made of thousands of chemicals, compounds, and materials that can become pollutants when released to the environment.
USE & EMISSIONS
As tires wear and degrade, particles and associated contaminants are emitted.
MITIGATION
Comprehensive clean-up and risk reduction solutions are needed.
REUSE & DISPOSAL
Worn tires are recycled for other purposes, or disposed properly or improperly.
FATE & TRANSPORT
Particles and associated contaminants are transported through terrestrial, aerial, and aquatic routes. Rain washes many pollutants into waterbodies.
RISKS
Populations of sensitive species, including humans, are exposed to tire particles and/or chemicals.

Eco Impact of Tires (courtesy: Environmental Protection Agency)


MICRO PLASTIC IN THE OCEANS ARE MAINLY COME FROM
Car Tires 28 %
City Dust 24 %
Road Marking 7%
Marine Coating 3,7 %
Personal Care Products 2%
Synthetic textiles 35 %


Plastic Pellets 0,3%

Help us create positive change within the tire industry

SMART Tire is the only company addressing tire sustainability at its core. Other manufacturers have no way out: their entire business model revolves around disposable rubber, and all of the nasty chemicals, synthetics, petroleum products, plastics and additives involved. How do we do it?

1. **50%+ less rubber** (closer to 90% depending on design)
2. **Metal alloys** = infinitely recyclable via melting, and our ingredients (nickel and titanium) are economically desirable
3. **Longer life** = less waste
4. **Never under-inflated** = better fuel economy, less tire wear

Join Team STC

Airless tires are hard (just ask Elon Musk), but nothing good comes easy. It was not long ago that electric vehicles were considered a future dream; now they are upending transportation worldwide!

There is more work to do, but we are well on our way to:

- The first major innovation in tires in 100 years
- A sustainable *solution* to one of the world's most polluting industries

- [Eliminating flats forever, with a safer, more reliable tire]
- [Disrupting a **$300+ BILLION** industry for the greater good]


SMART
TIRE COMPANY

With support from **Hyundai**, **Kia Motors**, **Dassault Systèmes**, **NASA** and our Fortune 500 partners, 2025 will definitely be our biggest YTD.

What's missing? **YOU**. With your ongoing support as an investor, we can remain independent, and USA-made. Together we can own the future returns from this technology, not just leaving the proceeds to banks and venture funds.

We'd love to welcome you as one of our newest investors, or thank you as one of our many repeat investors. Please join us as we continue to build ***the next, great American tire company,*** **The SMART Tire Company**!

YOUR LAST CHANCE TO INVEST, *WILL END SOON!*


THE
SMART
TIRE COMPANY


DISRUPTING THE $300B
GLOBAL TIRE MARKET
Reimagining the wheel.™

STC Exhibition World Tour:

- MOVE London 2022 (London, UK)
- TechCrunch Disrupt 2022 (San Francisco, CA)
- Viva Technology 2022 & 2023 (Paris, France)
- MOVE America 2022 (Austin, TX)
- NASA LTV Industry Day 2022 (Houston, TX)
- CES 2023 (Las Vegas, NV)
- National Space Symposium 2023 (Colorado Springs, CO)
- Sea Otter Classic 2023 & 2024 (Monterey, CA)
- Shape Memory Materials Symposium 2023 (Cleveland, OH)

- Mobility LIVE Middle East 2023 (Abu Dhabi, UAE)
- Goodwood Festival of Speed 2023 (West Sussex, UK)
- Formula 1 Las Vegas Grand Prix 2023 (Las Vegas, NV)
- National Museum of Australia 2023 (Canberra, Australia)
- The Franklin Institute 2024 (Philadelphia, PA)
- Petersen Automotive Museum 2024 (Los Angeles, CA)
- Hyundai Innovation Lounge 2024 (Seoul, South Korea)
- CES 2025 (Las Vegas, NV)
- Harvard Business School 2025 (Cambridge, MA)
- Founders Forum Global 2025 (Chipping Norton, UK)
- First product deliveries **begin in 2025**


ZERO1NE Survey Event!
#Airless
#Sustainable
#SpaceAge

Incredible demand for our award-winning, airless bicycle tire




THE
SMART
TIRE COMPANY
Reimagining the wheel.™

Building a new kind of tire brand for the modern era


Our Go-To-Market Strategy is Two-Wheel Mobility
Our first 1M-10M units will sell for $50-$150 and be for two wheel vehicles and introduce the world's first re-treadable bicycle tire (subscription model)
1 First 10k customers: cyclists (current waiting list: 25,000+)
2 Next: OEM w/ scooter & ebike manufacturers (existing pipeline)
3 Next: B2B fleets (Lyft, Lime): safe/sustainable wins city contracts
4 Road to $100b+ serviceable market: Automotive, Trucking, Aerospace, Heavy Duty